Filed by ING Investors Trust (SEC File Nos.:  033-23512; 811-5629) and ING Intermediate Bond Portfolio (SEC File Nos.: 2-47232; 812565) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

November 04, 2013

ING U.S. Investment Management

Q&A

Portfolio Changes

ING U.S. Investment Management has announced the following portfolio changes.

Planned Change(s)	Effective Date (on or about)	Current	Surviving
Sub-Adviser/ Strategy/Name	February 4, 2014	ING PIMCO High Yield Portfolio	ING High Yield Portfolio*
Merger	March 21, 2014	ING PIMCO Total Return Bond Portfolio	ING Intermediate Bond Portfolio**
Name	May 1, 2014	ING PIMCO Total Return Portfolio	ING PIMCO Bond Portfolio

*Pursuant to the Portfolio’s “Manager-of-Managers” exemptive relief, received from the Securities and Exchange Commission (“SEC”) and approved by the Portfolio’s shareholders, this change to a sub-adviser affiliated with ING does not require shareholder approval. The sub-adviser will change from PIMCO to ING Investment Management Company LLC on or about February 4, 2014.

**Pending shareholder approval. To accommodate merger, ING IM will take over as the sub-adviser on the Portfolio effective February 4, 2014, and the merger will occur on or about March 21, 2014.

What is the rationale for these changes?

These changes were designed to consolidate overlapping ING Funds into those with similar or compatible investment strategies. The merger was determined to be in the interest of shareholders by a majority of the ING Board after a review of several factors. It is expected to result in lower expense ratios, greater asset base in the surviving portfolio, and reduced overlap in funds offered in the ING Fund complex.

Why is the ING PIMCO Total Return Bond Portfolio merger being recommended?

The merger is one of several reorganizations designed to reduce the overlap in funds offered in the ING Fund Complex by consolidating ING Funds with similar or compatible investment strategies. The surviving funds were chosen after a review of many factors, including performance, expenses and style considerations. The Board of Trustees of the Portfolio, including a majority all of the independent trustees, determined that this change is in the interests of the Portfolio’s shareholders.

We believe the merger offers shareholders the following potential benefits:

•                  Reduced overlap in funds offered in the ING Fund Complex, thereby eliminating inefficiencies

•                  Lower expense ratios, as shown in the table below

Total Net Expenses By Share Class(1)

For financial professional use only.  Not for inspection by, distribution or quotation to, the general public.

Client Talking Points

Portfolio (new portfolio in bold)	Class ADV	Class I	Class S	Class S2
ING PIMCO Total Return Bond Portfolio	1.12%	0.56%	0.81%	0.96%
ING Intermediate Bond Portfolio	0.99%	0.49%	0.74%	0.89%

For detailed information about each Portfolio’s expenses, including the Portfolio’s management fees and distribution (12b-1) and shareholder servicing fees, please see the section titled “COMPARISON OF FEES AND EXPENSES” and the table titled “Annual Portfolio Operating Expenses” in the Proxy Statement/Prospectus.

(1) This table shows, for each applicable share class, the actual operating expenses of the listed Portfolios, as a ratio of expenses to average daily net assets, including management fees, distribution and/or shareholder services (12b-1) fees, shareholder or administrative services fees, and other expenses as of June 30, 2013, as adjusted for contractual waivers and reimbursements, if any. The fiscal year end for each Portfolio is December 31.

Why is the ING PIMCO High Yield Portfolio sub-adviser change being recommended?

This sub-adviser change is one of several fund actions designed to deliver enhancements to the customer experience through improved, reliable performance; superior investment strategy; scale benefits: and reduced complexity on the ING Funds platform. We highlight two benefits in particular:

•                  The new portfolio management team of Randall Parrish, Rick Cumberledge and Matt Toms brings to bear more than 45 years of combined investment experience. Under the leadership of Christine Hurtsellers, chief investment officer, and Matt Toms, head of public fixed income, the fixed income platform at ING U.S. Investment Management manages $122 billion in strategies across the yield curve and spectrum, as well as in specialized disciplines that focus on individual market sectors.

•                  Lower fees, as shown in the table below, including the addition of breakpoints to the advisory fee and an advisory fee waiver in certain circumstances.

Total Net Expenses By Share Class

Portfolio (new portfolio in bold)	Class ADV	Class I	Class S	Class S2
ING PIMCO High Yield Portfolio	1.10%	0.50%	0.75%	0.90%
ING High Yield Portfolio	1.09%	0.49%	0.74%	0.89%

For detailed information about the Portfolio’s expenses, including the Portfolio’s management fees and distribution (12b-1) and shareholder servicing fees, please see the section titled “FEES AND EXPENSES OF THE PORTFOLIO” and the table titled “Annual Portfolio Operating Expenses” in the Fund prospectus supplement.

Is ING planning on closing other ING Funds sub-advised by PIMCO or ending its relationship with PIMCO?

No, these changes are specific to ING PIMCO Total Return Bond Portfolio and ING PIMCO High Yield Portfolio.  ING values its long-term relationship with PIMCO as an investment partner and fully intends to continue it.

Biographies

Randy Parrish, CFA

Head of High Yield

Years of Experience: 23

Years with Company: 12

Randy Parrish has served as Head of High Yield since 2010 and as Senior Portfolio Manager since 2007, after six years as a high yield analyst focused on the media and retail/consumer sectors. Prior to joining ING in 2001, he was a corporate banker in leveraged finance with SunTrust Bank and predecessors to Bank of America. Randy received a B.B.A. in business administration from the University of Georgia and holds the Chartered Financial Analyst® designation.

Rick Cumberledge, CFA

Portfolio Manager, High Yield

Years of Experience: 20

Years with Company: 6

Rick Cumberledge is a high yield portfolio manager, and also maintains analyst coverage responsibilities for the financials, industrials and technology sectors. Prior to joining ING in 2007, Rick spent nearly six years working at Federated Investors as a senior high yield credit analyst. His previous experience includes positions with American Capital Strategies, Bank of America and Allied Capital. Rick has a MSc. in finance from The George Washington University and a B.A. in Business Administration from Westminster College. He holds the Chartered Financial Analyst® designation.

Matt Toms, CFA

Head of Public Fixed Income

Years of Experience: 19

Years with Company: 4

Matt Toms is Head of Public Fixed Income at ING U.S. Investment Management. In this role, Matt directly oversees the investment teams responsible for investment grade corporate, high yield corporate, structured product and money market strategies for the General Account and External Client business, as well as ensures coordination of credit strategies across developed and emerging markets. Matt joined ING from Calamos Investments, where he established and grew their fixed income business. He also has prior experience with Northern Trust and Lincoln National. Matt received a B.B.A. from the University of Michigan and holds the Chartered Financial Analyst® designation.

For financial professional use only.  Not for inspection by, distribution or quotation to, the general public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy.  For information regarding the Portfolio please call ING Funds toll free at 1-800-992-0180.

For information regarding any of the Portfolios discussed in this Q&A, please call ING Funds toll free at 1-800-992-0180. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of ING PIMCO Total Return Bond Portfolio with and into ING Intermediate Bond Portfolio (once a registration statement relating to the proposed merger has been filed with the SEC and becomes effective) or a free copy of the Information Statement regarding the sub-adviser change for ING PIMCO High Yield Portfolio (once it has been filed with the SEC), please call ING Funds toll free at 1-800-992-0180. The Proxy Statement/Prospectus (when available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it when it becomes available. The Information Statement also will contain important information, and therefore you are advised to read it when it becomes available.  The Proxy Statement/Prospectus and Information Statement (when available), shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

This information is proprietary and cannot be reproduced or distributed. Certain information may be received from sources ING Investment Management U.S. (“ING U.S. IM”) considers reliable; ING U.S. IM does not represent that such information is accurate or complete. Certain statements contained herein may constitute “projections,” “forecasts” and other “forward-looking statements” which do not reflect actual results and are based primarily upon applying retroactively a hypothetical set of assumptions to certain historical financial data. Actual results, performance or events may differ materially from those in such statements. Any opinions, projections, forecasts and forward looking statements presented herein are valid only as of the date of this document and are subject to change. Nothing contained herein should be construed as (i) an offer to buy any security or (ii) a recommendation as to the advisability of investing in, purchasing or selling any security. ING U.S. IM assumes no obligation to update any forward-looking information. Past performance is no guarantee of future results.

Your clients should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. For a free copy of the Portfolio’s prospectus, which contains this and other information, visit us at www.ingfunds.com or call ING Funds at 1-800-992-0180. Please instruct your clients to read the prospectus carefully before investing.

CID – 7825